EXHIBIT 3

PARTICIPANTS:

The following individuals are participants in a solicitation of proxies from the stockholders of Ambac Financial Group, Inc. (the “Company”) in connection with the Company’s 2016 annual meeting of stockholders: (i) Canyon Capital Advisors LLC (“Canyon”); (ii) The Canyon Value Realization Master Fund, L.P. (“CVRMF”); (iii) Mitchell R. Julis; (iv) Joshua S. Friedman; (v) Frederick Arnold; (vi) John Brecker; and (vii) Eugene Davis.

BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK:

As of the close of business on March 11, 2016, Canyon beneficially owned (as used in this Exhibit 2, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended), in the aggregate, 2,219,290 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), as follows: (a) 786,771 shares of Common Stock are held through CVRMF, including 1,000 shares of Common Stock held in record name; (b) 2,219,290 shares of Common Stock may be deemed to be beneficially owned by Canyon, by virtue of its direct and indirect control of funds and accounts managed by it, including the 786,771 shares of Common Stock held through CVRMF (including 1,000 shares of Common Stock held by CVRMF in record name); and (c) 2,219,290 shares of Common Stock may be deemed to be beneficially owned by each of Messrs. Julis and Friedman by virtue of their shared control of Canyon.

BENEFICIAL OWNERSHIP OF SURPLUS NOTES:

As of the close of business on March 11, 2016, Canyon beneficially owned, in the aggregate, $259,254,881.00 in aggregate amount outstanding of 5.1% surplus notes due June 7, 2020 issued by Ambac Assurance Corporation (“Surplus Notes”), as follows: (a) $106,177,239.00 in aggregate amount outstanding of Surplus Notes are held through CVRMF; (b) $259,254,881.00 in aggregate amount outstanding of Surplus Notes may be deemed to be beneficially owned by Canyon, by virtue of its direct and indirect control of funds and accounts managed by it, including the $106,177,239.00 in aggregate amount outstanding of Surplus Notes held through CVRMF; and (c) $259,254,881.00 in aggregate amount outstanding of Surplus Notes may be deemed to be beneficially owned by each of Messrs. Julis and Friedman by virtue of their shared control of Canyon.

BENEFICIAL OWNERSHIP OF RMBS:

The following table sets forth, as of the close of business on March 11, 2016, the original face amount of Company-insured residential mortgage backed securities (“RMBS”) beneficially owned by the Participants:

CUSIP	Original Face Amount ($) Beneficially Owned By Canyon, Mr. Julis and Mr. Friedman	Original Face Amount ($) Held Through CVRMF
07401WAA7	20,166,430	1,800,000
07401WBA6	80,107,518	13,691,755
126685CS3	104,452,000	25,024,000
126685DJ2	59,930,000	0
12666TAB2	7,953,000	5,278,000
12666TAD8	20,596,000	0
126685CZ7	23,180,000	0
41161PTM5	31,000,000	0
41161XAP1	12,500,000	8,330,000
45257VAD8	7,400,000	0
525221EQ6	54,122,500	0
52524VAT6	15,000,000	0
75115GAC2	22,726,911	15,363,819
785813AA4	19,801,456	0